UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

A.P. Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00202J203
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121
(858) 200-3830
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 19 , 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 00202J203	13D/A	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,022,987
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,022,987
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,022,987
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 29.4%
14	Type of Reporting Person PN

CUSIP NO. 00202J203	13D/A	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 12,022,987
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 12,022,987
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,022,987
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 29.4%
14	Type of Reporting Person OO

CUSIP NO. 00202J203	13D/A	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 215,250
	8.	Shared Voting Power 12,431,315
	9.	Sole Dispositive Power 215,250
	10.	Shared Dispositive Power 12,596,199
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,811,449
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 31.3%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 5 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company , and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on October 14, 2008 and amended on November 10, 2008, November 24, 2008, December 29, 2008 and February 18, 2009 (the “Statement”), with respect to the Common Stock, $0.01 par value (the “Common Stock”), of A.P. Pharma, Inc., a Delaware corporation (the “Issuer”).

Items 3, 5 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following:

Since the date of the last filing on Schedule 13D/A, on October 19, 2009, Tang Capital Partners, LP purchased 2,443,181 shares of the Issuer’s Common Stock through a private placement for $0.88 per share.

Since the date of the last filing on Schedule 13D/A, on October 19, 2009, Tang Capital Partners, LP purchased the rights to purchase 1,586,481 shares of the Issuer’s Common Stock through a private placement for $0.125 per share (the “Purchase Rights”). The Purchase Rights are exercisable on May 14, 2010, or such earlier date as mutually agreed upon by the holders of a majority of the Purchase Rights, at an exercise price of $0.968 per share.  The foregoing summary of the terms of the Purchase Rights does not purport to be complete and is qualified in its entirety by reference to the full text of the purchase rights contained in the Securities Purchase Agreement dated October 19, 2009 by and among A.P. Pharma, Inc. and the purchasers listed on Exhibit A thereto (the “Purchase Agreement”), a copy of which has been filed as Exhibit A to this Schedule 13D/A and is incorporated herein by reference.

Since the date of the last filing on Schedule 13D/A, on October 19, 2009, Tang Capital Partners, LP purchased warrants to purchase 1,221,590 shares of the Issuer’s common stock through a private placement for $0.125 per share (the “Warrants”). The Warrants are exercisable on October 23, 2009 at an exercise price of $0.88 per share and expire on January 7, 2015.   The foregoing summary of the terms of the Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant, the form of which has been filed as Exhibit C to this Schedule 13D/A and is incorporated herein by reference.

Tang Capital Partners, LP holds some of its shares in commingled margin accounts, which may extend margin credit to Tang Capital Partners, LP as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in these accounts. The margin accounts may from time to time have debit balances. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of common stock reported herein.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)	Amount beneficially owned and percentage of class:

	Tang Capital Partners, LP	12,022,987 shares, representing 29.4% of the class
	Tang Capital Management, LLC	12,022,987 shares, representing 29.4% of the class
	Kevin C. Tang	12,811,449 shares, representing 31.3% of the class

Tang Capital Partners, LP is the beneficial owner of 10,436,506 shares of the Issuer’s Common Stock and has the right to acquire an additional 1,586,481 shares of common stock upon exercise of the Purchase Rights it owns.  Additionally, Tang Capital Partners, LP has the right, subject to certain limitations discussed below, to acquire 1,221,590 shares of the Issuer’s Common Stock upon exercise of the Warrant it owns.

The above Warrant provides that in no event shall the Warrant be exercisable to the extent that the issuance of Common Stock upon exercise thereof, after taking into account the Common Stock then owned by Tang Capital Partners, LP and its affiliates, would result in the beneficial ownership by Tang Capital Partners, LP and its affiliates of more than 9.999% of the outstanding Common Stock (“Limitation on Exercise”). The Limitation on Exercise remains in effect with respect to such warrant and no shares are currently issuable upon exercise of such warrant. Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners, LP or any other person that is the beneficial owner of any of the Common Stock underlying such warrant for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, may be deemed to beneficially own the  12,022,987 shares held or acquirable by Tang Capital Partners, LP. Tang Capital Management, LLC shares voting and dispositive power over such shares with Tang Capital Partners, LP and Kevin C. Tang.

Kevin C. Tang is the beneficial owner of 12,811,449 shares of the Issuer’s Common Stock, comprising 62,600 shares owned by Justin L. Tang under the Uniform Transfers to Minors Act (“UTMA”), for which Kevin C. Tang serves as trustee, 53,700 shares owned by Julian K. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 15,200 shares owned by Noa Y. Tang under the UTMA, for which Kevin C. Tang serves as trustee, 40,800 shares owned by the Tang Advisors, LLC Profit Sharing Plan, for which Kevin C. Tang serves as trustee and is a participant, 114,650 shares held by the Tang Family Trust, for which Kevin C. Tang serves as co-trustee, 42,950 shares held by Kevin C. Tang’s Individual Retirement Account, 34,637 shares owned by the Individual Retirement Account for the benefit of Chang L. Kong (the “Chang IRA”), 34,241 shares owned by the Individual Retirement Account for the benefit of Chung W. Kong (the “Chung IRA”), 96,006 shares owned by Joan M. Lamb, 293,678 shares owned by the Haeyoung and Kevin Tang Foundation, Inc., and 12,022,987 shares held or acquirable by Tang Capital Partners, LP.

Justin L. Tang, Julian K. Tang and Noa Y. Tang are Kevin C. Tang’s children.  Kevin C. Tang is a beneficiary of the Tang Family Trust and shares voting and dispositive power over the shares held by the Tang Family Trust with his wife, Haeyoung K. Tang.  Chang L. and Chung W. Kong are Kevin C. Tang’s in-laws and Mr. Tang may be deemed to have shared dispositive power over the shares held in the Chang IRA and the Chung IRA.  Joan M. Lamb is an acquaintance of Kevin C. Tang and Mr. Tang may be deemed to have shared dispositive power over the shares held by Ms. Lamb.  The Haeyoung and Kevin Tang Foundation, Inc. is a private foundation, for which Kevin C. Tang serves as President and Treasurer. Mr. Tang shares voting and dispositive power over the shares held by this foundation with Haeyoung K. Tang. Tang Capital Management, LLC, as the general partner of Tang Capital Partners, LP, and Kevin C. Tang, as the manager of Tang Capital Management, LLC, may also be deemed to beneficially own the shares beneficially owned by Tang Capital Partners, LP. Chang L. and Chung W. Kong are retired U.S. citizens.   Ms . Lamb is a U.S. citizen and is self-employed in the design industry. The Haeyoung and Kevin Tang Foundation, Inc. is a not-for-profit corporation incorporated in the state of Delaware.  The mailing address of all of the foregoing persons and entities is c/o Tang Capital Management, LLC, 4401 Eastgate Mall, San Diego, CA 92121.   Kevin C. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 40,920,664 shares of Common Stock outstanding as of October 22, 2009 (31,379,640 outstanding shares as of October 19, 2009, which number was obtained directly from the Issuer, plus 7,954,543 shares of Common Stock issued in the Issuer’s private placement on October 19, 2009, plus 1,586,481 shares issuable upon the exercise of the Purchase Rights held by Tang Capital Partners, LP).

(b)	Voting and disposition powers:

Sole power to vote or direct the vote:

	Tang Capital Partners, LP	0 shares
	Tang Capital Management, LLC	0 shares
	Kevin C. Tang	215,250 shares

Shared power to vote or direct the vote:

	Tang Capital Partners, LP	12,022,987 shares
	Tang Capital Management, LLC	12,022,987 shares
	Kevin C. Tang	12,431,315 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	215,250 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	12,022,987 shares
Tang Capital Management, LLC	12,022,987 shares
Kevin C. Tang	12,596,199 shares

(c)           Other than the purchases described in Item 3, none of Kevin C. Tang, Tang Capital Partners, LP and Tang Capital Management, LLC have effected any transaction in the Issuer’s common stock within the last 60 days.

(d)           N/A.

(e)           N/A.

Item 7.    Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended to add the following exhibits:

Exhibit A:       Securities Purchase Agreement dated October 19, 2009 by and among A.P. Pharma, Inc. and the purchasers listed on Exhibit A thereto.  (Incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-33221), filed with the SEC on October 22, 2009.)

Exhibit B:       Registration Rights Agreement made and entered into as of October 22, 2009 by and among A.P. Pharma, Inc. and the purchasers’ signatory thereto.  (Incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-33221), filed with the SEC on October 22, 2009.)

Exhibit C:       Form of warrant to purchase shares of common stock issued by A.P. Pharma,Inc.  (Incorporated by reference to the Issuer’s Current Report on Form 8-K (File No. 001-33221), filed with the SEC on October 22, 2009.)

  SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

October 26 , 2009

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang